UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Texas Vanguard Oil Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

882853203
(CUSIP Number)

Mr. James T. Vanasek & Mr. Patrick Donnell Noone
c/o VN Capital Fund I, L.P.
1133 Broadway, Suite 1609
New York, N.Y. 10010
(212) 393-1140
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 15, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D
CUSIP No. 882853203

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Fund I, L.P. 01-0578850

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		75,601
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		75,601
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,601

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 882853203

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Management, LLC 01-0578848

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		75,601
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		75,601
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,601

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 882853203

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Joinville Capital Management, LLC 80-0031856

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		75,601
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		75,601
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,601

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 882853203

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James T. Vanasek

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		75,601
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		75,601
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,601

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 882853203

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Patrick Donnell Noone

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		75,601
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		75,601
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,601

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14)	TYPE OF REPORTING PERSON
IN

Item 1.                    Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Texas Vanguard Oil Company. (the "Company").  The principal executive offices of the Company are located at 9811 Anderson Mill Road, Suite 202, Austin, TX 78750.

Item 2.                    Identity and Background.

(a) - (c) This Statement is being filed by VN Capital Fund I, L.P., VN Capital Management, LLC, Joinville Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the date of this filing, the Reporting Entities are the beneficial owners of 75,601 shares of Common Stock, representing approximately 5.3% of the shares of Common Stock presently outstanding.

VN Capital Fund I, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of VN Capital Fund I, L.P. is 1133 Broadway, Suite 1609, New York, New York  10010.

The general partners of VN Capital Fund I, L.P. are VN Capital Management, LLC and Joinville Capital Management, LLC.  VN Capital Management, LLC and Joinville Capital Management, LLC are Delaware limited liability companies formed to be the general partners of VN Capital Fund I, L.P.  The address of the principal offices of VN Capital Management, LLC and Joinville Capital Management, LLC are 1133 Broadway, Suite 1609, New York, New York  10010.  James T. Vanasek and Patrick Donnell Noone are the Managing Members of VN Capital Management, LLC and Joinville Capital Management, LLC.  The business address of Mr. Vanasek and Mr. Noone is c/o VN Capital Fund I, L.P., 1133 Broadway, Suite 1609, New York, New York 10010.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(d) - (e) During the last five years, neither the Reporting Entities nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person identified in Item 2 is a citizen of the United States.

Item 3.                    Source and Amount of Funds or Other Consideration.

As of September 15, 2011, VN Capital Fund I, L.P. had acquired an aggregate of 75,601 shares of Common Stock in open market transactions for an aggregate (including broker's fees and commissions) of approximately $603,157.

All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  In certain instances, the Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.                    Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is significantly undervalued. The Reporting Entities may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times and in such manner, as they deem advisable to benefit from changes in the Company’s operations, business strategy, or from a sale of the Company.  To evaluate those alternatives, the Reporting Entities will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions.

The Reporting Entities believe the Company’s stock price is undervalued and may seek to meet with the Company's management, Board of Directors, other current or prospective shareholders, strategic partners or competitors to discuss measures to maximize stockholder value, including, but not limited to ensuring that the Company either use its nearly $8.5 million of cash to invest in high returning oil and natural gas plays or pay the money out to shareholders in the form of dividends.

Each of the Reporting Entities considers its equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company's Board of Directors in the future.

Each of the Reporting Entities may acquire additional shares of the Company or sell or otherwise dispose of any or all of the shares of the Company beneficially owned by it.  Each Reporting Entity may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (c) of the instructions to Item 4 of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Entities beneficially own an aggregate of 75,601 shares of Common Stock, representing approximately 5.3% of the shares of Common Stock presently outstanding based upon the 1,416,587 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2011 in its Form 10-Q filed with the SEC on August 12, 2011 (the “Issued and Outstanding Shares”).

As the general partner of VN Capital Fund I, L.P., VN Capital Management, LLC and Joinville Capital Management, LLC may be deemed to beneficially own the 75,601 shares of Common Stock owned by VN Capital Fund I, L.P.  As the Managing Members of VN Capital Management, LLC, and Joinville Capital Management, LLC, Mr. Vanasek and Mr. Noone may be deemed to beneficially own the 75,601 shares of Common Stock owned by VN Capital Fund I, L.P., constituting approximately 5.3% of the Issued and Outstanding Shares.

(b)           Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a).  Each of the Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(c)           Except as set forth in Item 3 of this Statement and on Schedule A hereto, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the  filing of this Statement, or thereafter and prior to the date hereof.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to

Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 20, 2011

VN Capital Fund I, L.P.
By:	VN Capital Management, LLC, its general partner

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

VN Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

Joinville Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

/s/ James T. Vanasek
James T. Vanasek

/s/ Patrick Donnell Noone
Patrick Donnell Noone

SCHEDULE A

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by VN Capital Fund I, L.P. within the 60 days prior to September 15, 2011.  All transactions were effectuated in the open market through a broker.

Date	# of Shares	Price Per Share Cost (1)

08/11/2011	4,576	$9.25
09/09/2011	5,130	$9.25
09/15/2011	9,036	$9.50

(1)   Excludes commissions and other execution-related costs.